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                       UNITED STATES             OMB Number: 3235-0080
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                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-14161


      KeySpan Corporation, NYSE Arca, Inc. (formerly the Pacific Exchange)
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(Exact name of Issuer as specified in its  charter,  and name of Exchange  where security is listed and/or registered)

             One MetroTech Center, Brooklyn, NY 11201 (718) 403-3320
         175 East Old Country Road, Hicksville, NY 11801 (516) 545-6096
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(Address,  including zip code,  and telephone  number,  including  area code, of
                        Issuer's principal executive offices)

                     common stock, par value $0.01 per share
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]       17CFR240.12d2-2(a)(1)

[ ]       17 CFR 240.12d2-2(a)(2)

[ ]       17 CFR 240.12d2-2(a)(3)

[ ]       17 CFR 240.12d2-2(a)(4)


[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, KeySpan Corp. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

                                                Senior Vice President,
1/9/2007          By/s/Michael J. Taunton       Treasurer & Chief Risk Officer
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Date              Name                          Title

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(1)  Form  25 and  attached  Notice  will  be  considered  compliance  with  the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.


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